[Letterhead of WLRK]

February 14, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attn: Carmen Moncada-Terry

Re:	ConocoPhillips

Registration Statement on Form S-4

Filed January 11, 2006; File No. 333-130967

Dear Ms. Moncada-Terry:

Attached to this letter, please find the forms of opinion referenced in our response to your comment letter and dated the same date hereof. Please direct any questions concerning this letter to me at (212) 403-1233 or David Feirstein at (212) 403-1106.

Very truly yours,

/s/ Andrew R. Brownstein

[FORM OF OPINION]

[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

[CLOSING DATE]

February 14, 2006

ConocoPhillips

600 North Dairy Ashford Road

MC 3020

Houston, Texas 77079-1175

Ladies and Gentlemen:

We have acted as special counsel for ConocoPhillips, a Delaware corporation (“ConocoPhillips”), in connection with the proposed merger (the “Merger”) of Burlington Resources Inc., a Delaware corporation ( “Burlington”), with and into Cello Acquisition Corp., a Delaware corporation (“Merger Sub”), that is, and at the Effective Time will be, a wholly owned subsidiary of ConocoPhillips, pursuant to the Agreement and Plan of Merger dated as of December 12, 2005, by and among ConocoPhillips, Merger Sub and Burlington (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement. At your request, we are rendering our opinion, pursuant to Section 7.2(c) of the Agreement, concerning certain United States federal income tax matters.

In providing our opinion, we have examined the Agreement, the Form S-4, including the Proxy Statement/Prospectus forming a part thereof, and such other documents as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that (i) the transaction will be consummated in accordance with the provisions of the Agreement and as described in the Form S-4 (and no transaction or condition described therein and affecting this opinion will be waived by any party), (ii) the statements concerning the transaction and the parties thereto set forth in the Agreement are true, complete and correct, and

ConocoPhillips

[CLOSING DATE]

the Form S-4 is true, complete and correct, (iii) the statements and representations made by ConocoPhillips, Merger Sub and Burlington in their respective officer’s certificates dated the date hereof and delivered to us for purposes of this opinion (the “Officer’s Certificates”) are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, (iv) any statements and representations made in the Officer’s Certificates “to the knowledge of” any person or similarly qualified are and will be true, complete and correct without such qualification, (v) the Merger will qualify as a statutory merger under the DGCL, and (vi) ConocoPhillips, Merger Sub and Burlington and their respective subsidiaries will treat the Merger for United States federal income tax purposes in a manner consistent with the opinion set forth below. If any of the above described assumptions are untrue for any reason or if the transaction is consummated in a manner that is different from the manner described in the Agreement or the Form S-4, our opinion as expressed below may be adversely affected.

Based upon and subject to the foregoing, we are of the opinion that for U.S. federal income tax purposes the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Our opinion is based on current provisions of the Code, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or the facts and circumstances surrounding the transaction, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, may affect the continuing validity of our opinion as set forth herein. We assume no responsibility to inform ConocoPhillips of any such change or inaccuracy that may occur or come to our attention.

We are furnishing this opinion solely to you in connection with the Merger and this opinion is not to be relied upon for any other purpose or by any other person without our prior written consent. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to Post-Effective Amendment No. 1 to the Form S-4. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

FORM OF WHITE & CASE LLP TAX OPINION

[LETTERHEAD OF WHITE & CASE LLP]

[Closing Date]

Burlington Resources Inc.

717 Texas Avenue, Suite 2100

Houston, Texas 77002

Ladies and Gentlemen:

We have acted as special U.S. tax counsel to Burlington Resources Inc., a Delaware corporation (“Burlington”), in connection with the proposed merger (the “Merger”) of Burlington with and into Cello Acquisition Corp., a Delaware corporation (“Merger Sub”) and a direct wholly-owned subsidiary of ConocoPhillips, a Delaware corporation (“ConocoPhillips”), upon the terms and conditions set forth in the Agreement and Plan of Merger, dated as of December 12, 2005, by and among ConocoPhillips, Merger Sub and Burlington (the “Merger Agreement”). At your request, and pursuant to Section 7.3(c) of the Merger Agreement, we are rendering our opinion concerning certain U.S. federal income tax consequences of the Merger. Any capitalized term used and not defined herein has the meaning given to such term in the Merger Agreement.

Pursuant to the Merger Agreement, Burlington shall, at the Effective Time, be merged with and into Merger Sub and each share of Burlington Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Burlington Common Stock owned by ConocoPhillips, Merger Sub or Burlington (except for shares of Burlington Common Stock held in trust or otherwise set aside from shares held in Burlington’s treasury pursuant to a Burlington Benefit Plan other than a Burlington Stock Plan) and (ii) any Dissenting Shares) shall be converted into (x) $46.50 in cash and (y) 0.7214 of a validly issued, fully paid and non-assessable share of ConocoPhillips Common Stock.

In providing our opinion, we have examined the Merger Agreement, the Form S-4, including the Proxy Statement/Prospectus forming a part thereof, and such other documents as we have deemed necessary or appropriate for purposes of our opinion. In addition, for purposes of the opinion set forth below, we have relied, with the consent of ConocoPhillips, Merger Sub and Burlington, upon the accuracy and completeness of the statements and representations contained in the officer’s certificates of (i) ConocoPhillips and Merger Sub and (ii) Burlington (the “Officer’s Certificates”), and we have assumed that the Officer’s Certificates will be complete and accurate as of the Effective Time.

We have also assumed, with your consent, that (i) the transactions contemplated by the Merger Agreement will be consummated in accordance with the provisions of the Merger Agreement and as described in the Form S-4 (and no transaction or condition described therein and affecting this opinion will be waived by any party), (ii) the statements concerning the transaction and the parties thereto set forth in the Merger Agreement are true, complete and

Burlington Resources Inc.

[Closing Date]

correct, and the Form S-4 is true, complete and correct, (iii) any statements and representations made in the Officer’s Certificates “to the knowledge of” or “to the best knowledge of” any person or similarly qualified are and will be true, complete and correct without such qualification, and (iv) the Merger will qualify as a merger under the applicable laws of the State of Delaware. If any of the above described assumptions are untrue for any reason or if the transaction is consummated in a manner that is different from the manner described in the Merger Agreement or the Form S-4, our opinion as expressed below may be adversely affected.

Opinion

Our opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations issued thereunder, administrative rulings, judicial decisions, and other applicable authorities, all as in effect and available on the date hereof. The statutory provisions, regulations, and interpretations upon which our opinion is based are subject to change, possibly with retroactive effect, or differing judicial or administrative interpretations, which could affect the tax consequences described herein. In addition, there can be no assurance that positions contrary to those stated in our opinion may not be asserted by the Internal Revenue Service, and no rulings will be obtained from the Internal Revenue Service concerning the matters described in this opinion.

Based upon and subject to the foregoing, we are of the opinion that for U.S. federal income tax purposes the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

Any change in applicable laws or the facts and circumstances surrounding the transaction, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, may adversely affect the continuing validity of the foregoing opinion. We assume no responsibility to inform Burlington of any such change or inaccuracy that may occur or come to our attention. Except for the opinion set forth above and our opinion set forth under the caption “Material United States Federal Income Tax Consequences of the Merger” in the Proxy Statement/Prospectus, we express no opinion as to any other tax consequences of the Merger to any party under U.S. federal, state, local or foreign laws.

We are furnishing this opinion to you solely for your benefit in connection with the Merger, and this opinion may not be relied upon by any other person or for any other purpose without our prior express written consent in each instance. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to Post-Effective Amendment No. 1 to the S-4. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

You (and each of your employees, representatives, or other agents) may disclose to any and all persons, without limitations of any kind, the tax treatment and tax structure of the transactions described herein and all materials of any kind (including this opinion or other opinions or other tax analyses) that are provided to you relating to such tax treatment and tax structure. For purposes of this authorization, “tax treatment” means the purported or claimed

Burlington Resources Inc.

[Closing Date]

U.S. federal or state income tax treatment of the transaction, and “tax structure” means any fact that may be relevant to understanding the purported or claimed U.S. federal or state income tax treatment of the transaction. The authorization to disclose the tax treatment and tax structure of the transactions described herein contained in the preceding sentence was applicable immediately upon commencement of discussions with respect to the transactions described herein.

Very truly yours,